EXHIBIT 99.1

Innate Pharma to Return US and EU Lumoxiti Commercialization Rights to AstraZeneca

  Innate will no longer pursue Lumoxiti commercialization activities in US or EU; Company to re-focus investments in its R&D portfolio

  Companies will develop a transition plan with the goal of returning full commercialization responsibilities to AstraZeneca in 2021

  Companies will ensure availability of Lumoxiti to patients during transition period

  Conference call to be held today at 2 pm CET / 8 am ET

MARSEILLE, France, Dec. 11, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that it will return the US and EU commercialization rights of Lumoxiti (moxetumomab pasudotox-tdfk) to AstraZeneca1. Innate licensed the US and EU rights to AstraZeneca’s FDA-approved Lumoxiti for certain patients with relapsed or refractory hairy cell leukemia in October 2018.

The companies will develop a transition plan, including costs and transfer of the US marketing authorization and distribution of Lumoxiti back to AstraZeneca in 2021. AstraZeneca will remain the marketing authorization applicant for the EU filing.

“Since in-licensing Lumoxiti from AstraZeneca, we have been committed to delivering this medicine to patients and healthcare professionals in the US, and moving towards commercialization in the EU. However, we’ve determined that there is low strategic value for us in maintaining Lumoxiti in our portfolio due to lower than anticipated product sales, further compounded by the ongoing COVID-19 pandemic. This has led us to make the decision to re-prioritize our investments in our R&D portfolio,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “We will continue to embed a commercial mindset into our R&D programs, which is a key success factor for the development and future commercialization of our pipeline assets.”

As part of this decision, Innate will immediately begin to reduce its US commercial operations; however, it will maintain the appropriate patient and customer support services, as well as product supply, during this transition period. In the EU, Innate will no longer progress Lumoxiti regulatory or commercial activities.

The accounting impacts will be presented in the December 31, 2020 financial statements. As a reminder, the net book value of Lumoxiti intangible assets amounted to €45.2 million, as of June 30, 2020.

All other agreements with AstraZeneca remain unchanged.

About Lumoxiti (moxetumomab pasudotox-tdfk):

Lumoxiti is a CD22-directed immunotoxin and a first-in-class treatment in the US for adult patients with relapsed or refractory (r/r) hairy cell leukemia (HCL) who have received at least two prior systemic therapies, including treatment with a purine nucleoside analog. Lumoxiti is not recommended in patients with severe renal impairment (CrCl ≤ 29 mL/min). It comprises the CD22 binding portion of an antibody fused to a truncated pseudomonas exotoxin. The toxin inhibits protein synthesis and ultimately triggers apoptotic cell death. Lumoxiti received U.S. FDA approval in September 2018 and has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of r/r HCL. AstraZeneca is the marketing authorization applicant for the EU filing.

A conference call will be held today at 2:00pm CET (8:00am ET)

Webcast access: https://edge.media-server.com/mmc/p/4mpdd99d or Dial in numbers:
France: +33 (0)1 70 70 07 81 US only: + 1 877 870 9135
Standard International: +44 (0) 2071 928338
Conference ID: 9198932

The access to the live webcast will be available on Innate Pharma’s website 30 minutes ahead of the conference.
A replay will be available on Innate Pharma’s website after the conference call.

About Innate Pharma:
Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

1 Lumoxiti is licensed from MedImmune, a subsidiary of AstraZeneca.